EXHIBIT 99.1

FreeSeas Inc. to Present At Oppenheimer Industrials Conference in New York City

PIRAEUS, Greece, Oct. 1, 2008 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for dry bulk cargoes, today announced that Ion Varouxakis, CEO of FreeSeas, will be presenting at the Oppenheimer & Co. Third Annual Industrials Conference in New York City on Thursday, October 2, 2008 at 11:00 AM EDT.

A live and then archived audio webcast of FreeSeas' presentation will be available at the following website: http://www.veracast.com/webcasts/opco/industrials08/51105284.cfm.

In conjunction with the conference, FreeSeas has prepared a new Company presentation which will be available on the day of the conference on the FreeSeas website, www.freeseas.gr, under the Presentations tab in the Investor Relations section.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          CJP Communications
          Investor Relations / Financial Media:
          Thomas J. Rozycki, Jr., Sr. Vice President
          +1.212.279.3115 x208
          Fax: +1.212.279-3117
          trozycki@cjpcom.com
          www.cjpcom.com